Indosat Submits Limited Reviewed Financial Results

For First Quarter Ended March 31, 2013

“Indosat records strong revenue growth in 1Q 2013, consolidated revenue grew 17.6% year on year driven by strong customer base growth.”

Jakarta, Indonesia, 8 May 2013: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) is pleased to announce that the Company has filed its reviewed interim consolidated financial statement for the three months ended 31 March 2013 prepared in accordance with Indonesian Financial Accounting Standards to the appropriate capital market authorities. A full review of the results is available on the Company’s website at www.indosat.com.

The Company recorded a 17.6% year-on-year growth for the period in consolidated operating revenues, delivering total revenues of IDR 5.8 trillion for the three months 2013. EBITDA grew 13.8% to IDR 2,629.2 billion (1Q 2012: IDR 2,310.1 billion), implying an EBITDA margin of 45.4%. Operating expenses increased by 21.1% for the period, primarily driven by higher cost of service, depreciation and amortization, and personnel costs, offset by lower marketing and general & administration expenses. Indosat’s cellular, fixed data (MIDI) and fixed voice businesses contributed 82%, 14% and 4% respectively to the Company’s consolidated operating revenue. ---------------------------------------------------------------------------------------------------------------------------------------------------------

Financial and Operational Highlights:

	Quarterly Analysis			Year on Year Analysis
	1Q 2013	4Q 2012*	% change	1Q 2013	1Q 2012*	% change
Revenues (IDRbn)	5,788.2	5,909.8	(2.1)	5,788.2	4,921.9	17.6
Cellular (IDRbn)	4,751.3	4,838.8	(1.8)	4,751.3	4,014.5	18.4
Non-Cellular (IDRbn)	1,036.9	1,071.0	(3.2)	1,036.9	907.4	14.3
Expenses (IDRbn)	5,224.9	6,566.6	(20.4)	5,224.9	4,313.6	21.1
Operating Profit (Loss) (IDRbn)	563.3	(656.8)	(185.8)	563.3	608.3	(7.4)
Other Expenses - net (IDRbn)	(612.7)	(672.7)	(8.9)	(612.7)	(645.3)	(5.1)
EBITDA** (IDRbn)	2,629.2	2,893.0	(9.1)	2,629.2	2,310.1	13.8
EBITDA Margin (%)	45.4	49.0	(3.6) ppt	45.4	46.9	(1.5) ppt
Loss For the Period Attributable to Owners of the Company (IDRbn)	(71.1)	(1,253.2)	(94.3)	(71.1)	(22.6)	214.4
Cash-out Capex (IDRbn)	(2,612.1)	(1,321.5)	97.7	(2,612.1)	(1,402.5)	86.2
Total Debt (IDRbn)	21,459.1	21,988.3	(2.4)	21,459.1	23,115.5	(7.2)
Obligation Under Capital Lease (IDRbn)	3,364.4	3,374.1	(0.3)	3,364.4	951.1	253.8
Total Cellular Subscribers (mn)	55.9	58.5	(4.4)	55.9	52.1	7.4
ARPU Cellular (IDR thousand)	26.5	26.8	(1.1)	26.5	25.1	5.9
ARPM (IDR)	127	119	6.7	127	137	(7.7)
MoU (minute / subscriber)	95.2	110.8	(14.1)	95.2	90.7	5.0
Data Traffic (TB)	5,257	4,500	16.8	5,257	3,241	62.2
SMS Traffic (mn)	67	73	(8.2)	67	58	15.6
BTS (Total)	22,097	21,930	0.8	22,097	20,063	10.1
2G BTS	17,452	17,334	0.7	17,452	16,291	7.1
3G BTS	4,645	4,596	1.1	4,645	3,772	23.1

•

Loss per share increased by 214.7% compared to last year from IDR 4.2 in 1Q 2012 into a loss per share in 1Q 2013 of IDR13.1. This decreased mainly was caused by higher financing costs, as a result of application of lease transaction from tower sale.

•

Indosat decreased its total debt during the period from March 31, 2012 to March 31, 2013 by 7.2% after repaying Syndicated US$ Loan installment of US$72.0 million, SEK Loan Tranche A, B & C installments of US$45.0 million, HSBC Coface and Sinosure of US$20.1 million, 9-Year Commercial Loan installment from HSBC of US$4.1 million, BCA loan and Mandiri Loan of IDR1.0 trillion each, RCF Mandiri Facility net repayment of IDR1.3 trillion, RCF BCA Facility net repayment of IDR900.0 billion, Indosat Bond II settlement of IDR200.0 billion, and Niaga Credit Facility of IDR15.0 billion. Debt issuance during the period are Indosat Bond VIII of IDR2.7 trillion and Sukuk Ijarah V of IDR300 billion, and RCF BSMI Facility net drawdown of IDR400.0 billion.

Operational Highlights:

•

Cellular revenues grew at an annualized rate of 18.4%, supported by continued growth in the cellular customer base, which stood at 55.9m customers at the end of 1Q 2013.

•

Cellular ARPU increased by 5.9% year on year, predominantly driven by increased SMS and data usage.

Commenting on the results, Alexander Rusli, President Director and CEO of Indosat said:

" Continuing our strong execution in the market, our businesses generated strong customer intake resulting in a very promising revenue growth in the first quarter. Our EBITDA followed suit with yet another quarter of strong growth driven by a strong top line and improving cost efficiency. Although we are pleased with the first quarter results we continue to work hard on improving customer experience in order to be the preferred choice for customers also going forward.”

*

Including the restatement due to retrospective application of lease transaction and Service Concession Arrangement under PSAK 30 (revised 2011) and ISAK16.

**

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

For further information please contact:

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In end 2011, it has more than 50 million cellular customers through its brands, Indosat IM3, Indosat  Mentari and Indosat Matrix. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Ooredoo (formerly known as Qtel Group with the legal name: Qatar Telecom Q.S.C.). Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT) and in the form of American Depositary Shares in New York Stock Exchange (NYSE:IIT).

Disclaimer

This document may contain certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends